1 VEON discloses its unaudited interim condensed consolidated financial statements for 3Q and 9M 2024 Dubai and Amsterdam, 13 December 2024: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON”), following the release of its 3Q24 trading update on 14 November 2024, today discloses its unaudited interim condensed consolidated financial statements for the three-month and nine-month periods ended 30 September 2024 for VEON Ltd. The Financial Statements are available on the VEON Group website at https://www.veon.com/investors/. About VEON VEON is a Nasdaq-listed digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology- driven services that empower individuals and drive economic growth. For more information visit: www.veon.com. Contact Information Hande Asik Group Director of Communications pr@veon.com Faisal Ghori Group Director of Investor Relations ir@veon.com